1st Quarter 2024 Financial Results & Corporate Update May 6, 2024 Exhibit 99.2

This Slide Presentation Includes Forward-Looking Statements 2 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s acquisition of InstaDeep Ltd. and its collaboration and licensing agreements; the development, nature and feasibility of sustainable vaccine production and supply solutions; and BioNTech's estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and expansion; regulatory developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2024 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise.

Financial Results Jens Holstein, Chief Financial Officer3 Strategic Outlook Ryan Richardson, Chief Strategy Officer4 Pipeline Update Özlem Türeci, Co-founder & Chief Medical Officer2 1st Quarter 2024 Highlights Ugur Sahin, Co-founder & Chief Executive Officer1

1 1st Quarter 2024 Highlights Ugur Sahin, Founder & Chief Executive Officer

2024 Strategic Priorities and Achievements in Q1 2024

Clinical Execution in Oncology

First patient dosed in Phase 3 clinical trial evaluating our HER2 ADC BNT323/DB-1303[1] in HR+/HER2-low breast cancer

Presented clinical data at AACR for our mRNA cancer vaccines autogene cevumeran (BNT122)[2] in PDAC and BNT116 in NSCLC

Received Fast Track designation for our TROP2-ADC BNT325/DB-1305[1] for the treatment of platinum-resistant ovarian epithelial cancer, fallopian tube cancer, or primary peritoneal cancer

Commercial Readiness in Oncology

Appointed Annemarie Hanekamp as Chief Commercial Officer starting in July

Appointed General Manager US who has commenced building out US commercial operations

Appointed further expertise in global commercial group to drive first global product launch

COVID-19 Leadership

Advancing variant-adapted COVID-19 vaccine for the 2024/2025 season[3]

1. Partnered with Duality Biologics; 2 Partnered with Genentech, a member of the Roche group 3. Partnered with Pfizer.
HER2 = human epidermal growth factor receptor 2; ADC = antibody drug conjugate, HR = hormone receptor; AACR = American Association for Cancer Research: mRNA = messenger ribonucleic acid; PDAC = pancreatic ductal adenocarcinoma; NSCLC = non-small cell lung cancer; TROP2 = trophoblast cell-surface antigen 2.

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BIONTECH

Addressing the Fundamental Challenge in Cancer Treatment

Intraindividual variability & intratumoral heterogeneity driving evasion and secondary resistance mechanism



DNA
Mutation
Healthy
Cell
Mutations
Mutations
Mutations
Mutations
Mutations

Individual patients

5-20 years – up to 10,000 mutations

Cancer cells



Genetically diverse & adaptable

Alexandrov L et al., Nature 2019; Kandoth C et al., Nature 2013; Yizhak K et al., Science 2019; Lim Z & Ma P, J Hematol Oncol 2019; Quazi MA et al., Ann Oncol 2017; Maryusk A et al., Cancer Cell 2023.

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BIONTECH

Our Oncology Approach 7 Strategy Portfolio covering compound classes with synergistic mechanisms of action • Immunomodulators • Targeted therapies • Individualized and off-the-shelf mRNA vaccines Programs across a wide range of solid tumors and stages of treatment Programs with first-in-class and / or best-in-class potential Unique therapeutic combinations Goals Address the continuum of cancer Bring novel therapies to cancer patients and establish new treatment paradigms Open up novel options to combine platforms and therapies

Towards a Potentially Curative Approach to Cancer: Differentiated Combinations


Immunomodulators
Novel checkpoint inhibitors, cytokines, immune agonists
Synergy
Synergy
Space for potentially curative approaches
Targeted therapy
ADCs, CAR-T, TCR-T, small molecules
Synergy
mRNA vaccines

Immunomodulators

- Focus on the most relevant and crucial IO pathways
- Targeting different complementary players in the complex cancer immunity cycle may promote a thorough and durable anti-tumor effect

Targeted therapy

- Potent and precise therapies could rapidly reduce tumor burden
- Designed to have clinical efficacy across the entire disease continuum including late lines

mRNA cancer vaccines

- Could eliminate polyclonal residual disease with individualized vaccines for potential long-term impact
- Polyspecific activity by targeting multiple antigens at once

ADC = antibody-drug conjugate; CAR = chimeric antigen receptor; TCR-T = T-cell receptor engineered T cell; IO = immune oncology.

8
BIONTECH

Our Next Stage of Growth in Oncology 9 2024 2025 2026+ 10+ potentially registrational trials in 2024 Build out commercial organization ahead of potential launches Plan to start combination trials Pivotal data updates in 2025 and beyond to support potential submissions Potential launches in multiple indications as early as 2026

2 Pipeline Update Özlem Türeci, Co-Founder & Chief Medical Officer

Our Multi-Platform Immuno-Oncology Pipeline Today

Phase 1

- **BNT116** Adv. NSCLC
- **Autogene cevumeran (BNT122)**[1] Multiple solid tumors
- **BNT152 + BNT153** (IL-7, IL-2) Multiple solid tumors
- **BNT221** Refractory metastatic melanoma
- **BNT321** (sLea) Metastatic PDAC
- **BNT322/GEN1056**[3] Multiple solid tumors
- **BNT326/YL202**[6] (HER3) Multiple solid tumors

Phase 1/2

- **BNT142** (CD3xCLDN6) Multiple CLDN6-pos. adv. solid tumors
- **BNT151** (IL-2 variant) Multiple solid tumors
- **BNT211** (CLDN6) Multiple solid tumors
- **BNT311/GEN1046**[3] (acasunlimab; PD-L1x4-1BB) Multiple solid tumors
- **BNT312/GEN1042**[3]* (CD40x4-1BB) Multiple solid tumors
- **BNT313/GEN1053**[3] (CD27) Multiple solid tumors
- **BNT314/GEN1059**[3] (EpCAMx4-1BB) Multiple solid tumors — NEW
- **BNT316/ONC-392 (gotistobart)**[4] (CTLA-4) mCRPC, + radiotherapy
- **BNT316/ONC-392 (gotistobart)**[4] (CTLA-4) Multiple solid tumors
- **BNT321** (sLea) adjuvant PDAC, +mFOLFIRINOX — NEW
- **BNT323/DB-1303**[5] (HER2) Multiple solid tumors
- **BNT324/DB-1311**[5] (B7H3) Multiple solid tumors
- **BNT325/DB-1305**[5] (TROP2) Multiple solid tumors
- **BNT411** (TLR7) Multiple solid tumors

Phase 2

- **BNT111**[2] aPD(L)1-R/R melanoma, + cemiplimab
- **BNT113** 1L rel./met. HPV16+ PDL-1+ head and neck cancer, + pembrolizumab
- **BNT116**[2] 1L adv. PD-L1 ≥ 50% NSCLC, + cemiplimab
- **Autogene cevumeran (BNT122)**[1] 1L adv. melanoma, + pembrolizumab
- **Autogene cevumeran (BNT122)**[1] Adj. ctDNA+ stage II or III CRC
- **Autogene cevumeran (BNT122)**[1] Adj. PDAC, + atezolizumab + mFOLFIRINOX
- **BNT311/GEN1046**[3] (acasunlimab; PD-L1x4-1BB) R/R met. NSCLC, +/- pembrolizumab
- **BNT316/ONC-392 (gotistobart)**[4] (CTLA-4) Plat.-R. ovarian cancer, + pembrolizumab

Phase 3

- **BNT316/ONC-392 (gotistobart)**[4] (CTLA-4) anti-PD-1/PD-L1 experienced NSCLC
- **BNT323/DB-1303**[5] (HER2) HR+/HER2-low met. breast cancer — NEW
- **BNT323/DB-1303**[5] (HER2) HER2-expressing rec. endometrial cancer — PLANNED

Legend: mRNA; Cell therapy; Next generation IO; ADCs; Small molecules

1. Partnered with Genentech, member of Roche Group; 2. Partnered with Regeneron; 3. Partnered with Genmab; 4. Partnered with OncoC4; 5. Partnered with DualityBio; 6. Partnered with MediLink Therapeutics.
*Two phase 1/2 clinical trials in patients with solid tumors are ongoing in combination with immune checkpoint inhibitor +/- chemotherapy
NSCLC = non-small cell lung cancer; SCLC = small cell lung cancer; mCRPC = metastatic castration resistant prostate cancer; HPV = human papillomavirus; PDAC = pancreatic ductal adenocarcinoma; CRC = colorectal cancer; CLDN = claudin; IL = interleukin; 1L = first line; R/R = relapsed/refractory; HER2/HER3 = human epidermal growth factor 2/3; sLeA = sialyl-Lewis A antigen; TROP2 = trophoblast cell-surface antigen 2; TNBC = triple negative breast cancer.

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BIONTECH

Focus on Clinical Trial Execution in Oncology 0 100 200 300 400 500 600 2020 2021 2022 2023 Q1 2024 + 424% BNT316/ONC-392 (gotistobart)1 anti-PD-1/PD-L1-experienced NSCLC BNT323/DB-13032 HR+, HER2-low met. breast cancer Autogene cevumeran (BNT122)3 Adj. PDAC, + atezolizumab + mFOLFIRINOX Autogene cevumeran (BNT122)3 Adj. CRC BNT113 PDL-1+, HPV16+ HNSCC, + pembrolizumab Phase 3 Phase 3 Phase 2 Phase 2 Phase 2 1. Partnered with OncoC4; 2. Partnered with DualityBio; 3. Partnered with Genentech, member of the Roche group. * Includes BNTX trials and partnered trials. PD-1 =programmed cell death protein 1; HR = hormone receptor; HER2 = human epidermal growth factor receptor 2; NSCLC = non-small cell lung cancer; PDAC = pancreatic ductal adenocarcinoma; CRC = colorectal cancer ; HPV = human papillomaviruses; HNSCC = head and neck squamous cell carcinoma. Select ongoing mid- to late-stage trials Average quarterly patient enrollment in trials* On track to have 10+ potentially registrational trials by YE 2024 # of P at ie nt s En ro lle d Quarterly average per year

BNT327/PM80021: a PD-L1/VEGF- A Targeting Bispecific Antibody 13 1. Partnered with Biotheus; PD-L1 = programmed cell death ligand 1; VEGF-A = vascular endothelial growth factor A; CTx = chemotherapy; 1/2L = first/second-line; TNBC = triple-negative breast cancer; SCLC = small cell lung cancer; SABCS = San Antonio Breast Cancer Symposium; ESMO = European Society for Medical Oncology; ORR = objective response rate; DCR = disease control rate, ITT = intention-to-treat; IO = immuno oncology; CTFI = chemotherapy-free interval; TTP = time to progression; PR = partial response; SD = stable disease; PD = progressive disease; CR = complete response. Phase 2 (NCT05918133): clinical activity of BNT327/PM8002 in combination with nab-paclitaxel in 1L TNBC Jiong Wu et al. Presented at SABCS 2023. Poster#PS08-06 Phase 2 (NCT05879068): clinical activity of BNT327/PM8002 in combination with paclitaxel in 2L SCLC Ying Cheng et al. Presented at ESMO 2023. Poster#1992P C ha ng e fr om B as el in e (% ) -100 60 40 0 -20 -40 -80 20 -60 CRPDSDPR Response ORR, % 78.6 DCR, % 95.2 - - - + + - + ○ + + √ ○ + + ○ - + + + + - √ ○ - - - - - + - ○ - - - ○ - - √ + - √ ○ - - - + - - IO-naïve + IO-treated ○ CTFI < 30 days √ TTP < 3 months Response ITT (n=36) IO-naïve (n=22) IO-treated (n=14) ORR, % 61.1 72.7 42.9 DCR, % 86.1 81.8 92.9 Ongoing trials across several indications and favorable safety profile established in > 600 patients Plan to start 2 pivotal trials in end 2024/begin 2025 Strong single compound activity, and high ORRs observed in combination with CTx in various indications CRPDSDPR -90 -70 -50 -30 -10 10 30 50 70

BioNTech – Full Exploitation of Cancer Vaccine Target Space



iNeST[1,*]
individualized Neoantigen-Specific immunoTherapy
Neo-antigens
Individualized therapy
Individual patient samples (blood and tissue)
Mapping of mutations
Artificial intelligence-driven neoantigen prediction
On-demand tailored RNA manufacturing
Individualized immuno-therapy
mRNA-Lipoplex platform
Fixed Antigen Vaccine
FixVac
Multiple shared antigens
Off-the-shelf therapy
ANTIGEN 1
ANTIGEN 2
ANTIGEN 3
ANTIGEN 4
Fixed combination of shared tumor antigens**
Multi-antigen approach tailored to each indication
Strong vaccine-induced ex vivo CD8+ T cell responses across different cancer types***
10.3%
Mutant Neoantigen
TNBC, BNT114
TNBC-MERIT trial
MAGE-A3
Melanoma, BNT111,
Lipo-MERIT trial
2.1%
NY-ESO-1
Melanoma , BNT111,
Lipo-MERIT trial
10.1%
5%
HPV16-E7
Head & Neck Cancer
BNT113, HARE40 trial

1. iNeST is being developed in collaboration with Genentech, a member of the Roche Group. *autogene cevumeran (BNT122); ** Amount of tumor antigens varies across programs; *** T cell responses analyzed by ex vivo multimer staining analysis in blood.
TNBC = triple-negative breast cancer; MAGE = melanoma-associated antigen; NY-ESO-1 = New York esophageal squamous cell carcinoma-1; HPV = human papillomavirus E7.

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BIONTECH

High-Magnitude, Sustained Immunity upon Neoantigen mRNA Vaccination 15 HLA = human leukocyte antigen; IFN = interferon; PDAC = pancreatic ductal adenocarcinoma; TNBC = triple-negative breast cancer; CICON = International Cancer Immunotherapy Conference; ESMO = European Society for Medical Oncology. Adjuvant TNBC Vaccine-induced T cells persist over multiple years T cells are high-magnitude COX7A2(A84V) GVADVLLYR / HLA-A*1101 CLINT1(T472I) VSKILPSTW / HLA-B*5701 UTP6(H137Y) YSNKPALW / HLA-B*5701 0.015 0.055 0.064 4.5 Years after treatment start Mean Individual T cells are multiclonal T cells are functional 0 100 200 0 2 4 6 300 600 Days after treatment start P er c en t o f C D 8+ P01 PPP1R15B(S278T) Melanoma Sahin et al, NATURE 2017 & data on file Adjuvant PDAC Rojas et al, NATURE 2023 Multimer+ IFNγand TN IFNγ+ Prime Half-life Boost Half-life Life- spans Vaccine Booster Pe rc en ta ge o f a ll bl oo d ce lls Türeci, CICON 2023/ESMO 2020

Growing Portfolio of Cancer Vaccine Candidates Across Multiple Solid Tumors

Six ongoing Phase 2 trials with cancer vaccine candidates in multiple disease settings

Individualized vaccine: iNeST[1]				FixVac				
Adjuvant		**1L**	**R/R**	**R/R**	**Post-adj.**	**Neo-adj, mCR**	**1L**	**Multiple settings**
CRC **Phase 2**	PDAC **Phase 2**	Melanoma **Phase 2**	Solid Tumors Phase 1	Melanoma **Phase 2**	TNBC Phase 1	Prostate Cancer Phase 1/2	HPV16+ HNSCC **Phase 2**	NSCLC Phase 1 & **2**
Autogene cevumeran (BNT122) Monotherapy	**Autogene cevumeran (BNT122)** + Atezolizumab	**Autogene cevumeran (BNT122)** + Pembrolizumab	**Autogene cevumeran (BNT122)** + Atezolizumab	**BNT111** +/- Cemiplimab	BNT114	**BNT112** Monotherapy & + Cemiplimab + ADT	**BNT113 +** Pembrolizumab vs. Pembrolizumab	**BNT116** Monotherapy & Cemiplimab or CTx
Study ongoing	Study started in Q4 2023 Data presented from investigator-initiated Ph 1 study at ASCO 2022 & AACR 2024 and published (Rojas et al. Nature.2023)	Enrollment completed Analysis of PFS as primary endpoint will be based on events and define when we will report results	Enrollment completed Data presented at AACR 2020 Manuscript in preparation	Enrollment completed, study is ongoing Data presented from Ph1 at SITC 2021 and published (Sahin et al., Nature 2020)	Manuscript in preparation	Discontinued Data presented at SITC 2021	Study ongoing Data presented at ESMO-IO 2022	Ph 1 study ongoing Data presented at SITC 2023 and AACR 2024 Ph 2 in 1L NSCLC started in Q3 2023[2]

1. Partnered with Genentech, member of Roche Group; 2. Sponsored by Regeneron.
iNeST = individualized Neoantigen Specific Immunotherapy; 1L = first line; R/R = relapsed/refractory; CRC = colorectal cancer; PDAC = pancreatic ductal adenocarcinoma; TNBC = triple-negative breast cancer; HPV = human papillomavirus; HNSCC = head and neck squamous carcinoma; NSCLC = non-small cell lung cancer; ADT = androgen deprivation therapy; CTx = chemotherapy; PFS = progression-free survival; ASCO = American Society of Clinical Oncology; AACR = American Association for Cancer Research; SITC = Society for Immunotherapy of Cancer; ESMO-IO = European Society for Medical Oncology Immono-Oncology.

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BIONTECH

Autogene Cevumeran (BNT122)[1] Investigated in a Phase 2 Randomized Trial vs Watchful Waiting in Adjuvant Colorectal Cancer

Phase 2, multi-site, open-label, randomized, controlled trial (NCT04486378)

Inclusion criteria

Patients with surgically-resected Stage II (high-risk) or Stage III CRC

Adjuvant SoC chemotherapy for 12–24 weeks

Screening 1
ctDNA status (post-operative)

Screening 2
neoantigen selection for vaccine manufacture

Screening 3
final eligibility (ctDNA-positive)

Biomarker: BNT122
irrespective of ctDNA status (n=15)

iNeST manufacturing
≤20 neo-epitopes

Exploratory: BNT122
recurrent disease at Screening 3 (n≤20)

n=164
R 1:1

Autogene cevumeran (BNT122)
15 doses: 6×q1w, 2×q2w, 7×q6w

Observational
watchful waiting

Historical efficacy in CRC patients[2,3]
mDFS in ctDNA+ patients: 6 months
5-year DFS rate: stage II (high-risk) ~80%, stage III ~66%
5-year OS rate: stage II (high-risk) ~88%, stage III ~76%

Key endpoints

Primary: Disease-free survival

Efficacy: RFS, TTR, TTF, OS

Change in ctDNA status

Status

- First patient dosed (randomized cohort): December 2021
- Study on track

1. Partnered with Genentech, member of Roche Group. 2. Kotani et al. Nature 2023, Nakamura et al. ESMO 2023; 3. André T et al. J Clin Onc. 2015
CT = computer tomography; CRC = colorectal cancer; SoC = standard of care; qxw = every X week(s); ctDNA = circulating tumor DNA; (m)DFS = (median) disease-free survival; OS = overall survival; RFS = relapse-free survival; TTR = time to response; TTF = time to treatment failure.

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BIONTECH

Autogene Cevumeran (BNT122)[1] Investigated in a Phase 2 Randomized Trial vs SoC in Resected PDAC

IMCODE003: Phase 2, open-label, multicenter, randomized trial (NCT05968326)

Inclusion criteria
- Patients with resected PDAC
- No prior systemic anti-cancer treatment for PDAC
- No evidence of disease after surgery

Stratification factors
- Resection margin
- Nodal involvement

Randomization
6-12 weeks following surgery

Screening Part A
Determine ≥5 neo-epitopes from blood and tumor samples for custom manufacture of BNT122

Screening Part B
Confirm patient eligibility based IN/EX criteria

n=260
R 1:1

Treatment phases and dosing schedules
During the study, patients are monitored at scheduled intervals until recurrence of PDAC, occurrence of new cancers, or unacceptable toxicity, whichever occurs first.

Autogene cevumeran (BNT122) + atezolizumab + mFOLFIRINOX

mFOLFIRINOX

Historical efficacy of mFOLFIRINOX monotherapy[2]
mDFS = 21.4 months, 5-year DFS = 26.1%
mOS = 53.5 months, 5-year OS = 43.2%

Key endpoints
Primary: DFS
Secondary: DFS rates, OS, OS rates and safety

Status
- Recruitment ongoing
- FPD October 2023

1. Partnered with Genentech, member of Roche Group; 2. Conroy T. et al. JAMA Onc. 2022.
SoC = standard of care; PDAC = pancreatic ductal adenocarcinoma; (m)DFS = (median) disease-free survival; (m)OS = (median) overall survival; FPD = first patient dosed

18
BIONTECH

Autogene Cevumeran (BNT122)1 Vaccine Response Correlates with Delayed PDAC Recurrence 1. Partnered with Genentech, member of Roche Group. PDAC = Pancreatic ductal adenocarcinoma; OS = overall survival, RFS = relapse-free survival. Phase 1, investigator-initiated trial in resectable PDAC: 3-year follow-up data Balachandran V et al. Presented at AACR 2024. # CT025 & Rojas et al. Nature. 2023. 19 At risk Responder 8 8 7 6 2 0 Non-responder 8 6 5 2 0 0 8 8 7 5 0 8 5 1 1 0 1.5-year median follow-up 3-year median follow-up 0 20 40 60 80 100 R FS (% ) Months 0 20 40 60 80 100 Years Median RFS: Not reached Median RFS: 13.4 months Immune responder (n = 8) Immune non-responder (n = 8) 0 6 12 18 24 30 0 1 2 3 4 Median RFS: Not reached Median RFS: 13.4 months P = 0.003, HR: 0.08 (0.01-0.4) P = 0.007, HR: 0.14 (0.03-0.59)

FixVac: Identification of Shared Tumor Antigen (TAA) Sets that Cumulatively Cover a Major Proportion of Patients

Target selection for BNT116 – lung cancer[1]

Next Generation Sequencing

RNAseq Databases

TCGA: 466 lung adenocarcinoma (LUAD)
TCGA: 415 lung squamous Carcinoma (LUSC)
GTEx: 2719 health tissue specimen
TEA: 119 healthy tissues (TRON)

→ Target discovery → 261 predicted candidates → Candidates for RT-qPCR evaluation

Evaluation I RT-qPCR (isoforms-indep.)

Evaluation II RT-qPCR (includ. Isoforms)

In-house Sample Material

- 52 LUAD samples
- 55 LUSC samples
- 57 other Lung-Cancer samples
- 176 healthy tissue samples

→ Candidate evaluation I/II → 63 selected candidates in EVA I/II → Candidates for in depth evaluation

Target Selection and Revision

Warehouse Targets

Detailed target profiles including literature mining and epitope prediction

→ TARGET FORCE → 15 selected candidates → Final target set for FixVac

Expression of tumor-associated antigens[2,3,4]



Target
Non-small cell lung cancer TCGA RNA-Seq in rpkm values (n=881)
KK-LC-1
MAGE-A3
PRAME
MAGE-A4
CLDN6
MAGE-C1

In silico **analysis of transcript abundance of the six BNT116 TAAs in an NSCLC cohort**



Target
Non-small cell lung cancer BioNTech RT-qPCR data pos/neg by cut-off (n=184)
KK-LC-1
MAGE-A3
PRAME
MAGE-A4
CLDN6
MAGE-C1

In-house assessment of expression of the six BNT116 TAAs, Mage-A3, CLDN6. KK-LC-1, PRAME, MAGE-A4, and MAGE-C1 in a cohort from clinical routine using RT-qPCR (n=184)

~ 85% of NSCLC patients express ≥1 TAA

> 60% of NSCLC patients express ≥2 TAAs

Data on file.

TAA = tumor-associated antigen; RT-qPCR = real-time quantitative polymerase chain reaction; NSCLC = non-small cell lung cancer; TCGA = The Cancer Genome Atlas; GTEx = genotype-tissue expression; TEA = tissue engineering acoustophoretic; TRON = Helmholtz Institute for Translational Oncology; KK-LC-1 = Kita-Kyushu lung cancer antigen 1; MAGE = melanoma-associated antigen; PRAME = preferentially expressed antigen in melanoma; CLDN = claudin.

20

BIONTECH

BNT116: Broad Evaluation in NSCLC as Monotherapy and in Combination

LuCa-MERIT-1:
FIH, Open Label Phase I Trial Evaluating Safety, Tolerability, and Preliminary Efficacy of **BNT116 Alone and in Combinations in NSCLC** (NCT05142189)

Inclusion criteria

Cohort 1–4: Unresectable (Stage III) or metastatic (Stage IV) NSCLC

Cohort 5: Unresectable (Stage III) NSCLC after CRT

Cohort 6: Resectable (Stage II or III at diagnosis) NSCLC

Cohort 1, 4 and 5: ECOG PS 0-2

Cohort 2, 3 and 6: ECOG PS ≤1

N = 130

1. **BNT116** monotherapy (n=30) — *Deme D. et al. SITC. 2023.* (sitc 2023)
   Optional: cemiplimab from cycle 3 onwards
2. **BNT116 +** cemiplimab (n=20) (PD-L1 ≥ 50%, progressive disease on PD-1 or PD-L1 inhibitor as first line/adj. Tx)
3. **BNT116** + docetaxel (n=20) — *Öven BB et al. AACR. 2024.* (AACR 2024)
4. **BNT116** + cemiplimab (n=20) (frail patients)
5. **BNT116** + cemiplimab (n=20) (after concurrent CRT)
6. **BNT116** + cemiplimab + carboplatin + paclitaxel (neoadj. therapy) > surgery > BNT116+ cemiplimab (adjuvant therapy) (n=20)

Primary Endpoints: DLT occurrence **during Cycle 1**, safety
Secondary Endpoints: ORR, DoR, DCR, DDC, PFS, OS
OS follow-up **every 3 months** for **up to 24 months** after end of treatment

EmpowerVax-Lung[1]:
Phase 2 Study of **Cemiplimab in Combination with BNT116 vs. Cemiplimab Monotherapy** in First-Line Treatment of Patients with Advanced **NSCLC with PD-L1 ≥50%** (NCT05557591)

Key inclusion criteria

- Advanced untreated NSCLC (Stage IIIB, IIIC or IV squamous or non-squamous NSCLC, who are ineligible for surgical resection or definitive chemoradiation)
- PD-L1 expression TPS ≥50%
- At least 1 radiographically measurable lesion by RECIST 1.1
- ECOG-PS ≤1

N = 130

R 1:1

Up to 24 months or until disease progression

Arm A: Cemiplimab

Arm B: BNT116 + cemiplimab

Primary Endpoint: ORR
Secondary Endpoints: OS, PFS, DOR, TEAEs, SAEs

1. Sponsored by Regeneron; NSCLC = non-small cell lung cancer; FIH= first in human; PD-L1 = programmed cell death ligand 1; TPS = tumor proportion score; RECIST = Response Evaluation Criteria in Solid Tumors; ECOG PS = eastern cooperative oncology group performance status; DLT = dose limiting toxicity; ORR = overall response rate; DoR = duration of response; DCR = disease control rate; DDC = duration of disease control; PFS = progression-free survival; OS = overall survival; TEAE = treatment emergent adverse events; SAE = serious adverse event ; CRT = chemoradiotherapy.

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Preliminary Results of BNT116 Show Encouraging Antitumor Activity and Manageable Safety Profile in Combination with Docetaxel 22 FIH = first in human; ORR = objective response rate; DCR = disease control rate; (m)PFS = (median) progression-free survivial; (m)OS = (median) overall survival; PR = partial response; SD = stable disease; PD = progressive disease; NSCLC = non-small cell lung cancer. Phase 1 FIH study (NCT05142189): Clinical activity and tolerability Öven BB. et al. Presented at AACR 2024. #CT051. Cohort 3 BNT116 + docetaxel (n=20) ORR, n (%) 6 (30) DCR, n (%) 17 (85) mPFS, m 4.4 Ch an ge o f t ar ge t l es io n su m fro m b as el in e (% ) -60 -50 -40 -30 -20 -10 0 10 20 30 40 50 60 0 50 100 150 200 250 300 350 Study day Overall response Best overall response PR SD PD Be st c ha ng e of ta rg et le si on s um fro m b as el in e (% ) -60 -50 -40 -30 -20 -10 0 10 20 30 Best overall response PR SD PD BNT116 + docetaxel shows activity in heavily pretreated patients with NSCLC Baseline PR –Partial response SD – Stable disease PD – Progressive disease Patient Historical efficacy of docetaxel monotherapy (Garon et al. Lancet. 2014): • ORR ~10% • mPFS ~ 3 months • mOS ~ 9 months Safety: • Manageable safety profile, comparable to other FixVac candidates • No signs of the combination treatment increasing the severity or duration of the adverse events were observed.

BioNTech at ASCO 2024

2024 ASCO ANNUAL MEETING

- Across portfolio
- Data for making informed decisions about the direction of further development

Related Program	Indication	Study
BNT311/ GEN1046 (acasunlimab)[1]	2L non-small cell lung cancer	Phase 2
BNT327/PM8002[2]	Cervical cancer and platinum-resistant ovarian cancer	Phase 1/2
BNT327/PM8002[2]	Non-small cell lung cancer	Phase 1/2
BNT326/YL202[3]	Non-small cell lung cancer & breast cancer	Phase 1
Autogene cevumeran (BNT122)[4]	Colorectal cancer	Epidemiological study
BNT211	Germ cell tumors	Real-world data

1. Partnered with Genmab; 2. Partnered with Biotheus; 3. Partnered with MediLink; 4. Partnered with Genentech, a member of the Roche group.

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3 Financial Results Jens Holstein, Chief Financial Officer

Q1 2024 Key Financial Figures1 25 1. Financial information is prepared and presented in Euros and numbers are rounded to millions and billions of Euros in accordance with standard commercial practice. 2. Consists of cash and cash equivalents of €8,976.6 million and security investments of €7,962.7 million, as of March 31, 2024. (Loss) before tax €(1.31) €(332)m€188 m €16.9 bn Total revenues (Loss) per Share Total cash plus security investments2

Q1 2024 Financial Results 26 1. Numbers have been rounded, numbers presented may not add up precisely to the totals and may have been adjusted in the table context. Presentation of the consolidated statements of profit or loss has been condensed. 2. BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in BioNTech's Report on Form 6-K for the three months ended March 31, 2024, filed on May 6, 2024. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively. Total revenues consist of COVID-19 vaccine revenues and other revenues as further described in BioNTech's Report on Form 6-K. 3. Adjustments to prior-year figures relate to costs for external legal advice in connection with certain legal litigations from general and administrative expenses to other operating expense to reflect changes in the internal reporting also in the external reporting. (in millions €, except per share data)1 2024 2023 Revenues2 187.6 1,277.0 Cost of sales (59.1) (96.0) Research and development expenses (507.5) (334.0) Sales and marketing expenses (15.6) (12.2) General and administrative expenses (117.0) (111.8) Other operating income less expenses3 4.4 (68.6) Operating income / (loss) (507.2) 654.4 Finance income less expenses 175.4 53.3 Profit / (Loss) before tax (331.8) 707.7 Income taxes 16.7 (205.5) Profit / (Loss) for the period (315.1) 502.2 Earnings / (Loss) per share Basic earnings / (loss) for the period per share (1.31) 2.07 Diluted earnings / (loss) for the period per share (1.31) 2.05 Three months ended March 31st Three months ended March 31st

2024 Financial Year Guidance Reiterated[1]

		FY 2024 Guidance
FY 2024 revenues	Total revenues	**€2,500 – €3,100 m**
FY 2024 expenses, operating income and capex[4]	R&D expenses[2]	**€2,400 – €2,600 m**
	SG&A expenses[3]	**€700 – €800 m**
	Capital expenditure for operating activities	**€400 – €500 m**

Revenue guidance considerations:

Top-line sensitivity mainly dependent on the following factors

- Vaccination rates and price levels in markets where significant Comirnaty sales are expected
- Inventory write-downs
- Anticipated revenues related to service businesses, including InstaDeep, JPT Peptide Technologies, IMFS and from the German pandemic preparedness agreement

1. Excluding external risks that are not yet known and/or quantifiable, including, but not limited to, the effects of ongoing and/or future legal disputes or related activity.
2. Numbers include effects identified from additional in-licensing arrangements, collaborations or potential M&A transactions to the extent disclosed and are subject to update due to future developments.
3. Anticipated expenses related to external legal advice in connection with legal litigations is not reflected in SG&A but in other operating expenses for the 2024 financial year. Guidance does not include and may be impacted by potential payments resulting from the outcomes of ongoing or future legal disputes or related activity, such as judgments or settlements.
4. The Company does not expect to report a positive net income figure for the 2024 financial year and expects the majority of our 2024 global revenues for Comirnaty to be recorded in the second half of the year.

IMFS = BioNTech's Innovative Manufacturing Services

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4 Strategic Outlook Ryan Richardson, Chief Strategy Officer

COVID-19 Vaccine Market Dynamics and Outlook[1]

Potential expedited timeline for variant-adapted vaccine development



Vaccine Development
Monitoring of emerging variants
April 2024
WHO/ICMRA and EMA strain recommendations received for JN.1 variant
May 2024
Expected VRBPAC strain selection
Expected regulatory submissions
June 2024
Expected ACIP recommendation
Expected Launch & Shipment shortly after approvals
Possible EU approval
Late July 2024
Possible FDA approval
August 2024

Planning for:

Late summer launch in over 80 geographies of 2024 seasonally adapted vaccine[2]

Opening of private markets in selected geographies

Significant increases in supply of pre-filled syringe doses

1. Partnered with Pfizer. 2. Subject to regulatory approvals.
WHO = World Health Organisation; ICMRA = International Coalition of Medicines Regulatory Authorities; EMA = European Medicines Agency; VRBPAC = Vaccines and Related Biological Products Advisory Committee; ACIP = Advisory Committee on Immunization Practices; FDA = Food and Drug Administration.

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Innovative and Diversified Pipeline Poised to Drive Long-Term Growth

Investing in innovative therapies across drug classes with blockbuster potential

Drug Class	Data Update(s) Expected in 2024 or 2025	Potential First Submission Year	Potential Market Opportunity[1]
mRNA cancer vaccines	✓	2027	Establish new pillar of individualized and off-the-shelf treatments with potential to address adjuvant and metastatic stage cancers, incl. CRC, PDAC, melanoma and NSCLC
Immunomodulators	✓	2027	Multiple potential next generation checkpoint immunomodulator backbones with potential to address NSCLC, HNSCC, TNBC, and SCLC
ADCs	✓	2026	Multiple fast follower and first-to-market opportunities with potential to address BC, NSCLC, EC, and PROC patients
Cell Therapies[2]	✓	2027	First-in-class potential for CAR-T + mRNA vaccine combination therapy with potential to address CLDN6+ testicular, ovarian and lung cancers
Infectious Disease (Non-COVID)	✓	2028	Infectious Disease vaccines with potential to address shingles, HSV, malaria, TB, mpox and HIV

1. Listed indications reflect indications currently included in ongoing or planned clinical trials conducted by BioNTech or partners, including some indications only in Phase 1/2 clinical trials. Potential commercial opportunities of investigational programs are subject to the timing and successful outcome of clinical development, regulatory approval, and commercialization. BNT programs considered in each drug class: mRNA cancer vaccines: autogene cevumeran (BNT122), BNT116, BNT111, BNT113; Immunomodulators: BNT316, BNT311, BNT312, BNT327, BNT321; Antibody Drug Conjugates (ADCs): BNT323, BNT325, BNT324, BNT326; Cell Therapies: BNT211; Non-Covid ID: BNT163, BNT164, BNT165, BNT166, BNT167.

BIONTECH

Investing Through Waves of Innovation with the Aim to Transform Medicine 31 Mid Term 1st wave of oncology launches planned from 2026 onwards Unlock value with initial combination trials Expanding across indication and treatment lines Long Term Goal of 10 indication approvals in oncology by 2030 Initial launches of 2nd wave products Multi-product immunotherapy Company 10+ mid- to late- stage trials in 2024: Near Term Build out commercial organization ahead of potential launches

Save the date Annual General Meeting May 17, 2024 Innovation Series: Digital & AI October 1, 2024 Innovation Series November 14, 2024

Thank you

Appendix

Advancing our Pipeline: Select Data Milestones in 2024

	Program	Indication	Targeted Milestone
Oncology	BNT311/GEN1046 (acasunlimab)[1]	R/R met. NSCLC, +/- pembrolizumab	Phase 2 data
	BNT312/GEN1042[1]	Multiple solid tumors	Ph1/2 expansion cohort data
	BNT316/ONC-392 (gotistobart)[2]	Multiple solid tumors	Ph1/2 expansion cohort data
	BNT323/DB-1303[3]	Multiple solid tumors	Ph1/2 expansion cohort data
	BNT325/DB-1305[3]	Multiple solid tumors	Ph1/2 data
	BNT327/PM8002[4]	Multiple solid tumors	Phase 2 data
Infectious Disease	BNT162b2[5]	COVID-19, Omicron XBB.1.5 monovalent vaccine	Phase 2/3 data
	BNT167[5]	Shingles	Phase 1 trial update

1. Partnered with Genmab; 2. Partnered with OncoC4; 3. Partnered with DualityBio; 4. Partnered with Biotheus; 5. Partnered with Pfizer.
NSCLC = non-small cell lung cancer, R/R = relapsed/refractors.

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